SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934


BV FINANCIAL, INC.  (Symbol : BVFL)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05603E109
(CUSIP Number)

Joseph S. Galli
3299 K Street, NW, Suite 700, Washington, DC  20016


12 AUGUST 2014
(Date of Event which Requires Filing of this Statement)



1.
NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Joseph S. Galli
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
Non member        (a) ?
                             (b) ?
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER
OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.
SOLE VOTING POWER
160,342 (a)

6.
SHARED VOTING POWER


7.
SOLE DISPOSITIVE POWER
160,342 (a)

8.
SHARED DISPOSITIVE POWER
9.
AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
160,342

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                         ?

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

12.
TYPE OF REPORTING PERSON

IN	OWNERSHIP BY ACCOUNT

(a) Joseph S. Galli (Personal)	          27,445  (sole)
JSG Ret Plan	117,265  (sole)
Joseph S. Galli (IRA)	15,173  (sole)
Shelly Galli (IRA)	459  (proxy)

	160,342 Total

BASED ON COMPANY PROXY STATEMENTS, DATED 10/2/2013,
  THERE ARE 2,999,124, THUS, THE PERCENTAGE OWNERSHIP
OF TOTAL IS 5.3%.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief,I certify that the information set forth in this statement is true, complete and correct.

Date:	August 19, 2014


							__________________________________
							Joseph S. Galli